

F&M Bank Corp.

Annual Report 2023

General Corporate Information

ANNUAL MEETING

The annual meeting of shareholders of F&M Bank Corp. will be held on Saturday, May 18, 2024, at 5:00 PM at The Barn at Klines Mill, 5379 Klines Mill Road, Linville, Virginia 22834. Dinner will be served immediately following the meeting. All shareholders are invited to attend.

STOCK INFORMATION

As of December 31, 2023, the Company had 3,485,570 shares of Common Stock outstanding, which were held by approximately 2,583 shareholders of record. The Company's Common Stock is quoted on the OTC Market's OTCQX tier under the symbol FMBM.

INDEPENDENT AUDITORS

Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, VA 22601

REGULATORY AND SECURITIES COUNSEL

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

A copy of F&M Bank Corp.'s Audited Consolidated Financial Statements as of and for the years ended December 31, 2023, and 2022 is available without charge to shareholders upon written request to Lisa F. Campbell, Executive Vice President and Chief Financial Officer, F&M Bank, P.O. Box 1111, Timberville, VA 22853, and is on our website at fmbankva.com.

This Annual Report and the above referenced Audited Consolidated Financial Statements have not been reviewed or confirmed for accuracy or relevance by the FDIC or any other governmental agency.

Headquarters, Branch Offices, and Divisions

HEADQUARTERS

Corporate Headquarters
205 S. Main Street
Timberville, VA 22853
(540) 896-8941

BRANCH OFFICES

BRIDGEWATER
100 Plaza Drive
Bridgewater, VA 22812

BROADWAY
126 North Timberway (Rte. 259)
Broadway, VA 22815

EDINBURG
300 Stoney Creek Boulevard
Edinburg, VA 22824

ELKTON
127 West Rockingham Street
Elkton, VA 22827

HARRISONBURG

Coffman's Corner
2030 Legacy Lane
Harrisonburg, VA 22801

Crossroads
80 Cross Keys Road
Harrisonburg, VA 22801

STAUNTON

Myers Corner
30 Gosnell Crossing
Staunton, VA 24401

N. Augusta Street
2813 N. Augusta Street
Staunton, VA 24401

STUARTS DRAFT
2782 Stuarts Draft Highway
Stuarts Draft, VA 24477

TIMBERVILLE
165 New Market Road
Timberville, VA 22853

WAYNESBORO
2701 W. Main Street
Waynesboro, VA 22980

WINCHESTER

Amherst Street
1738 Amherst Street
Winchester, VA 22601

Old Town
3 South Cameron Street
Winchester, VA 22601

Loan Production Office
45 E. Boscawen Street
Winchester, VA 22601

WOODSTOCK
161 South Main Street
Woodstock, VA 22664

DIVISIONS

Automotive Dealer Finance
4759 Spotswood Trail
Penn Laird, VA 22846

F&M Mortgage
2040 Deyerle Avenue
Suite 207
Harrisonburg, VA 22801

VS TITLE OFFICES

2040 Deyerle Avenue
Suite 103
Harrisonburg, VA 22801

154 Hansen Road
Suite 202-C
Charlottesville, VA 22911

Table of Contents

2	General Corporate Information
2	Headquarters, Branch Offices, and Divisions
4	Letter from the Chief Executive Officer
8	Report of Independent Registered Public Accounting Firm
9	Key Financial Graphs
10	Selected Financial Highlights
12	Condensed Consolidated Balance Sheets
13	Condensed Consolidated Statements of Income
14	Corporate Board of Directors
15	Local Advisory Boards
16	Service Awards
17	Management Team and Staff

IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS: *This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements generally relate to the Company's financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking terminology, such as "believes," "expects," or "are expected to," "plans," "projects," "goals," "estimates," "may," "should," "could," "would," "intends to," "outlook" or "anticipates," or variations of these and similar words. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in the Company's most recent Form 10-K and subsequent SEC filings.*

"I am extremely proud of the dedication and commitment our employees put forth in serving you and our communities, as we position our bank for the future."

Dear Shareholders, Customers, Employees, and Friends:

The past year, in many ways, represented a new beginning for F&M. I am extremely proud of the dedication and commitment our employees put forth in serving you and our communities, as we positioned our bank for the future.

When looking back at 2023, there are meaningful financial highlights, specifically, that we grew loans by $78.5 million and deposits by $49.9 million. Even with this growth in loans and deposits, our earnings were impacted due to the challenges of high interest rates, inflation, economic uncertainty, and nonrecurring expenses.

Other accomplishments for 2023 include the renovation and modernization of our Woodstock office, approximately



Mike Wilkerson
Chief Executive Officer



The F&M Bank Team
February 19, 2024

a $700,000 investment in this legacy market that continues to show steady organic growth. We also opened our first full-service office in Winchester, a $2.5 million investment that builds upon our successful 2021 expansion into that community.

In 2023, we faced industry challenges that included high interest rates, which have increased eleven times since March 17, 2022, their highest and longest sustained level in twenty-one years. Add to this, the impact of inflation levels that peaked at 9.1% in mid-2022 and averaged 6.4% in 2023. The current outlook for interest rates is that they will remain at, or close to, their current levels for most of 2024, which continues to create significant margin pressure on the banking industry, as well as slower loan demand.

In my 42-year banking career, I have learned many important lessons. Two that resonate with me during our current times are: *"Waiting for things to change is not an effective business strategy,"* and *"As a leader you make decisions based upon what is best over the long term,"* – which I refer to as "driving by looking out the windshield." This past year we took a top-down approach and reviewed all business lines and operations within F&M Bank. As a result, we made decisions intended to position F&M Bank to generate *"sufficient and sustainable profit,"* our number one priority, going forward. As part of this initiative, we improved operations and reduced expenses. At the same time, we reinvested in key areas, such as our branch network, by adding service staff to provide improved customer service. And we invested in technology to meet the needs of customers—when, where, and how they prefer.

The combination of dedicated employees and up-to-date technology is critical in meeting the needs of our customers now and in the future. During the past year, we enhanced the capabilities of our Core Banking System and invested in all of our markets by implementing a new "smart ATM" network. This includes our Timberville Corporate Office and fourteen branch locations. These fifteen ATMs give customers the ability to conduct most banking transactions at their convenience—24 hours a day, 7 days a week, 365 days a year.

Our investment in technology has also allowed us to better serve our commercial customers, through offering more advanced treasury products, and to be creative in supporting the farming community. During 2023, we established a partnership with the Shenandoah Valley Produce Auction in Dayton, Virginia. This partnership included the installation of our sixteenth "smart ATM," resulting in our providing convenient access to F&M Bank directly in the local farming community.

If I point to what I am particularly proud of in 2023, it is our team . . . our people. They are talented and they are community minded. They are living examples of what community banking means. One of the things that impresses me about our people is their *"spirit of volunteerism."* They understand we are building and sustaining a community bank, and also helping to build and sustain the communities in which we live. At just about any community effort within our marketplace, you'll find one or a host of F&M team members involved—walking or running for a local cause, raising money, gathering food donations, or hammering a nail—serving our communities through what we refer to as "Deeds and Dollars."

In closing, 2023 was not an easy year. Our resulting earnings were not acceptable to me or to others on our team. Since I became CEO last April, our number one goal has been, and will continue to be, to generate *"sufficient and sustainable profitability."* We have taken steps to position our bank to do so, in order to provide a meaningful return to you, our shareholders, those who trust in us and believe in the future of F&M Bank. In order to do that, we will take care of business—providing banking and great customer service to individuals and businesses—and do so in a manner that is consistent with our community bank-focused culture and values.

On behalf of everyone here, thank you for your investment, trust, and support in F&M Bank Corp. If you bank with us, your business is appreciated. Banking with us is one of the best


F&M Bank
BANKING YOU LOVE FROM PEOPLE WHO CARE.

Executive Management Team, L to R:
Lisa Campbell, Kevin Russell, Jason Withers, Mike Wilkerson, Paul Eberly, Melody Emswiler, Charles Driest, Barton Black

ways for you to support your investment. If you do not bank with us yet, we hope you will do so soon. Stop by or call any one of our offices. We'll be glad to help.

Please plan to attend our Annual Meeting on Saturday, May 18, 2024, at 5:00 PM at The Barn at Klines Mill, 5379 Klines Mill Road, Linville, Virginia 22834. We look forward to seeing you and to enjoying dinner with you immediately following the meeting. During the meeting, we will share with you our 2024 progress to-date.

Sincerely,

Mike Wilkerson
Chief Executive Officer



"We have taken steps intended to position our bank to generate sufficient and sustainable profitability in order to provide a meaningful return to you, our shareholders, those who trust in us and believe in the future of F&M."

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of F&M Bank Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of F&M Bank Corp. and Subsidiaries as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (not presented herein); and in our report, dated March 27, 2024, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Yount, Hyde & Barbour, P.C.

Roanoke, Virginia
March 27, 2024

Key Financial Graphs


TOTAL DEPOSITS
(in millions)
2023
$1,133
2022
$1,083
2021
$1,080
2020
$819
2019
$642
$0
$200
$400
$600
$800
$1000
$1200


TOTAL LOANS
(in millions)
2023
$822
2022
$744
2021
$662
2020
$661
2019
$603
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900


TOTAL ASSETS
(in millions)
2023
$1,295
2022
$1,246
2021
$1,219
2020
$967
2019
$814
$0
$200
$400
$600
$800
$1000
$1200
$1400

Selected Financial Highlights

	As of or for the Year Ended December 31,				
	2023	2022	2021	2020	2019
	(Dollars in thousands, except per share data)				
Operating Data:					
Total interest income	$ 56,326	$ 42,139	$ 35,576	$ 36,792	$ 38,210
Total interest expense	24,665	7,245	4,302	5,728	6,818
Net interest income	31,661	34,894	31,274	31,064	31,392
Provision for (recovery of) credit losses	1,025	866	(2,821)	3,300	7,405
Net interest income after provision for (recovery of) credit losses	30,636	34,028	34,095	27,764	23,987
Noninterest income	10,154	11,292	13,261	13,941	10,963
Noninterest expense	38,765	36,522	35,295	31,670	30,561
Income tax expense (benefit)	(746)	480	1,323	1,142	(250)
Net income attributable to noncontrolling interest	-	-	-	(105)	(130)
Net income attributable to F&M Bank Corp.	$ 2,771	$ 8,318	$ 10,738	$ 8,788	$ 4,509
Per Share Data:					
Earnings per share - basic	$ 0.80	$ 2.41	$ 3.25	$ 2.66	$ 1.32
Weighted average shares outstanding:					
Basic	3,476,326	3,449,343	3,245,086	3,199,883	3,189,288
Selected Year-End Balance Sheet Data:					
Total assets	$ 1,294,596	$ 1,245,902	$ 1,219,342	$ 966,930	$ 813,999
Loans - held for sale	1,119	1,373	4,887	58,679	66,798
Loans	822,092	743,604	662,421	661,329	603,425
Allowance for credit losses	8,321	7,936	7,748	10,475	8,390
Deposits	1,133,236	1,083,377	1,080,295	818,582	641,709
Borrowings	66,932	76,890	21,772	33,202	63,201
Shareholders' equity	78,323	70,792	100,456	95,629	91,575
Selected Average Balances:					
Total assets	$ 1,270,359	$ 1,234,341	$ 1,094,569	$ 921,284	$ 796,871
Loans - held for sale	1,246	3,130	3,844	45,784	58,307
Loans	778,631	686,524	667,082	659,109	635,110
Total interest-earning assets	1,192,009	1,158,414	1,046,095	863,072	726,586
Deposits	1,105,468	1,100,632	951,448	739,757	611,312
Borrowings	66,097	38,872	28,770	74,168	78,180
Total interest-bearing liabilities	904,535	847,252	716,307	610,613	523,661
Shareholders' equity	71,936	79,381	99,093	92,875	91,488

	As of or for the Year Ended December 31,				
	2023	2022	2021	2020	2019
	(Dollars in thousands, except per share data)				
Selected Performance Ratios:					
Return on average assets	0.22%	0.67%	0.98%	0.95%	0.57%
Return on average equity	3.85%	10.48%	10.84%	9.46%	4.93%
Net interest spread	2.01%	2.79%	2.81%	3.33%	3.97%
Net interest margin	2.67%	3.03%	3.00%	3.61%	4.33%
Noninterest income to average assets	0.80%	0.91%	1.21%	1.51%	1.38%
Noninterest expense to average assets	3.05%	2.96%	3.22%	3.44%	3.84%
Asset Quality Ratios:					
Nonperforming loans to period-end loans	0.79%	0.30%	0.83%	0.99%	0.95%
Allowance for credit losses to period-end loans	1.01%	1.07%	1.17%	1.58%	1.39%
Ratio of allowance for credit losses to nonperforming loans	128.63%	350.84%	140.67%	160.24%	146.45%
Nonperforming assets to total assets	0.50%	0.18%	0.45%	0.68%	0.89%
Net charge-offs (recoveries) to average loans	0.19%	0.10%	(0.01%)	0.18%	0.67%
Capital Ratios (Bank Only):					
Total risk-based capital	11.68%	13.64%	15.00%	14.81%	14.55%
Tier 1 risk-based capital	11.68%	12.70%	13.95%	13.55%	13.30%
CET 1 risk-based capital	12.58%	12.70%	13.95%	13.55%	13.30%
Leverage	8.13%	8.22%	8.62%	9.93%	10.89%
Other Data:					
Number of banking offices	14	13	13	11	14
Number of full-time equivalent employees	151	143	152	151	173

F&M Bank Corp. and Subsidiaries
Condensed Consolidated Balance Sheets

As of December 31, 2023 and 2022

		2023		2022
		(Dollars in thousands)		
ASSETS				
Cash and due from banks	$	19,790	$	17,926
Money market funds and interest-bearing deposits in other banks		178		687
Federal funds sold		3,749		16,340
Cash and cash equivalents		23,717		34,953
Securities:				
Held to maturity, at amortized cost - fair value of $112 in 2022		-		125
Available for sale, at fair value		368,674		392, 095
Other investments		10,883		11,317
Loans held for sale, at fair value		1,119		1,373
Loans held for investment, net of deferred fees and costs		822,092		743,604
Less: allowance for credit losses		(8,321)		(7,936)
Net loans held for investment		813,771		735,668
Bank premises and equipment, net		23,635		19,587
Other real estate owned		55		-
Interest receivable		5,034		3,995
Goodwill		3,082		3,082
Bank owned life insurance		22,878		23,554
Other assets		21,748		20,153
TOTAL ASSETS	**$**	**1,294,596**	**$**	**1,245,902**
LIABILITIES				
Deposits:				
Noninterest bearing	$	264,254	$	293,596
Interest bearing		868,982		789,781
Total deposits		1,133,236		1,083,377
Short-term debt		60,000		70,000
Long-term debt		6,932		6,890
Other liabilities		16,105		14,843
TOTAL LIABILITIES		1,216,273		1,175,110
COMMITMENTS AND CONTINGENCIES				
Shareholders' Equity				
Common stock $5 par value, 6,000,000 shares authorized, 3,485,570 and 3,456,237 shares issued and outstanding		17,263		17,149
Additional paid in capital – common stock		11,043		10,577
Retained earnings		81,034		83,078
Accumulated other comprehensive loss		(31,017)		(40,012)
TOTAL SHAREHOLDERS' EQUITY		78,323		70,792
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**1,294,596**	**$**	**1,245,902**

F&M Bank Corp. and Subsidiaries
Condensed Consolidated Statements of Income

Years Ended December 31, 2023 and 2022

	December 31,	
	2023	2022
	(Dollars in thousands, except per share data)	
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans held for investment	$ 47,957	$ 34,268
Interest from loans held for sale	88	106
Interest from money market funds and federal funds sold	594	190
Interest from debt securities	7,687	7,575
Total interest income	56,326	42,139
INTEREST EXPENSE		
Total interest on deposits	21,177	5,735
Interest from short-term debt	3,029	760
Interest from long-term debt	459	750
Total interest expense	24,665	7,245
NET INTEREST INCOME	31,661	34,894
PROVISION FOR CREDIT LOSSES	1,025	866
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	30,636	34,028
NONINTEREST INCOME		
Service charges on deposit accounts	1,029	1,062
Investment services and insurance income	1,732	1,472
Mortgage banking income	1,973	3,024
Title insurance income	1,334	1,578
Net investment securities losses	-	(2,852)
Gain on sale of limited partnership investment	232	3,785
Other operating income	3,854	3,223
Total noninterest income	10,154	11,292
NONINTEREST EXPENSE		
Salaries and benefits	23,000	21,754
Occupancy and equipment expense	2,763	2,482
Telecommunication and data processing expense	2,863	3,116
Other operating expenses	10,139	9,170
Total noninterest expenses	38,765	36,522
Income before income taxes	2,025	8,798
Income tax (benefit) expense	(746)	480
Net Income	$ 2,771	$ 8,318
Per Common Share Data		
Net income	$ 0.80	$ 2.41
Cash dividends on common stock	$ 1.04	$ 1.04
Weighted average common shares outstanding	3,476,326	3,449,343

Corporate Board of Directors

Ray Burkholder
Owner
Balzer and Associates, Inc.

Larry Caplinger
Chief Lending Officer (Retired)
F&M Bank

Hannah Hutman
Partner & Creditor/Debtor Attorney
Hoover Penrod, PLC

Anne Keeler
Vice President for Finance and Treasurer (Retired)
Bridgewater College

Michael Pugh
Chairman of the Board
F&M Bank Corp.
President
Old Dominion Realty, Inc.
President
Colonial Appraisal Service, Inc.

Chris Runion
President
Eddie Edwards Signs, Inc.

Daphyne Saunders Thomas
Professor
Department of Finance and Business Law
James Madison University

Mike Wilkerson
Chief Executive Officer
F&M Bank Corp. and F&M Bank

John Willingham, CPA
President
Stoneridge Companies

Dean Withers
Vice Chairman of the Board
F&M Bank Corp.
President & CEO (Retired)
F&M Bank

Peter Wray
Principal Broker
Triangle Realtors



L to R: **Ray Burkholder, Daphyne Saunders Thomas, Dean Withers, Michael Pugh, Mike Wilkerson, Peter Wray, Larry Caplinger, John Willingham, Anne Keeler, Hannah Hutman** *Not pictured:* **Chris Runion**

Local Advisory Boards

AGRICULTURAL LENDING

Beth Bazzle
Owner
Mountain Valley Farm
Broadway

Doug Berry, CPA
Owner
Douglas L. Berry Accounting and Tax Service
Wolf Run Farms, LLC
Elkton

John Bowman
Realtor and Auctioneer
Old Dominion Realty
Harrisonburg
Bowman Auctions
Dayton

Jared Burner
Vice President
Trio Farms, Inc.
Owner
Burner's Beef, LLC
Luray

Jeff Germroth
Manager
Whitesel Brothers, Inc.
Chairman of the Board
Rockingham Petroleum
Harrisonburg

Levi Gore
Manager
Gore's Meat
Stephen City

Bill Meyerhoeffer
Dairy Nutritionist
Bridgewater

Brennan Miller
Farm Manager
Miller Farm
Hinton

Larry Powell
Beef Farmer
Owner/Operator
L. P. Solutions
Fort Defiance

Rick Reeves
Turkey Farmer
G&M Sales, Inc.
Mt. Solon

Brian Showalter
Co-Owner
Integrity Insurance
Weyers Cave

Buff Showalter
Vice President
Poultry Specialties, Inc.
Dayton

Kim Showalter
Bookkeeper
Bridgewater

Kenny Unger
Owner
Clearbrook Feed & Seed
Berryville Farm & Pet Supply, LLC
Clearbrook

Byron Wightman, DVM
Veterinarian
Edinburg

AUGUSTA COUNTY

Richard "Dickie" Bell
Retired Representative
Virginia 20th District House of Delegates
Staunton

Carolyn Bragg
Retired Vice Chairman
Augusta County Board of Supervisors
Verona

Joel Carter
Founder and Managing Partner
Verdant Heights Global, LLC
Waynesboro

Roger Decker
Principal, Broker, and Owner
Decker Realty
Staunton

Meineka Garber
Chief Operations Officer
Community Foundation of the Central Blue Ridge
Staunton

Larry Howdyshell
Owner
Scenic View Farms
Mt. Solon
Member
Augusta County Planning Commission
Mt. Solon

Steve McDonough
Owner
McDonough Toyota
Staunton

Greg See
Self-Employed
Verona

Jeff Slaven
Owner
Cattleman's Supply
Weyers Cave

Rick Williams
LD&B Insurance
Staunton

Thomas White, CPA
Vice President
White, Withers, Masincup & Cannaday, P.C.
Staunton

Angela V. Whitesel
Esquire
Vellines, Glick & Whitesell, P.C.
Staunton

F&M MORTGAGE

Natalie Campbell
Managing Broker
Real Estate Broker Association
Old Dominion Realty
Augusta County

Gary Crummett
Owner
Gary Crummett & Sons, LLC
Harrisonburg

Alisa Eberly
Realtor
Realty ONE Group Old Towne-Shenandoah Valley
Woodstock

Ronald Flores
Realtor
Funkhouser Real Estate Group
Harrisonburg

Jeremy Litwiller
Associate Broker
Kline May Realty
Cottonwood Commercial
Harrisonburg

Jill McGlaughlin
President
Classic Kitchen & Bath
Harrisonburg

JM Monger
Owner
R S Monger & Sons, Inc.
Harrisonburg

Kathie See
Realtor
Kline May Realty
Broadway

JM Snell
Executive Vice President
Valley Renovators, Inc.
Penn Laird

Nick Whitelock
Realtor
Massanutten Realty
Elkton

Scott Williams
Managing Partner
Crescent Development Group
Staunton

HARRISONBURG/ ROCKINGHAM

Seth Berkey
President
Partners Excavating Company
Harrisonburg

Jack Broaddus
Retired President & CEO
Sunnyside Retirement
Harrisonburg

Quinton Callahan
Partner, Business & Construction Attorney
Clark & Bradshaw, P.C.
Harrisonburg

Christian Herrick
CEO
Randy's Do It Best Hardware
Timberville

Braydon Hoover
Director of Development & Annual Giving
Eastern Mennonite University
Harrisonburg

Lindsay King
Marketing Lecturer
James Madison University
Harrisonburg

Byard Luebben
Owner
Edge-ITM Inc.
Harrisonburg

Tish McCoy-Ntiamoah
Owner
PrePopsterous
Bridgewater

Andy Myers
CEO
Dick Myers Chrysler Dodge Jeep Ram
Harrisonburg

Danielle Ropp
President
SFS Tools & Safety
Harrisonburg

Abbey Dobes Smith
Owner
Siren Song Marketing Group
Verona

Renee Whitmore
Associate Broker, Realtor
Old Dominion Realty
Penn Laird

WINCHESTER

Jackie Bates
Executive Vice President
Annandale Millwork and Allied Systems
Winchester

Erik Beatley
President
Enterprise Hospitality Group
Winchester

Tina Culbreath
Founder/Executive Director
I'm Just Me Movement
Councilwoman
Town of Stephens City
Stephens City

Hal Duff
General Manager
Emmart Oil Company
Winchester

Grant Harris
Owner/Certified Diversity Executive
GTH Consulting, LLC
Winchester

Nicole Kiebieko
President
PRK Drilling & Blasting, Inc.
Winchester

Jeanne Mezzatesta
Realtor
Colony Realty
Winchester

F. William Perry
Vice President
Perry Engineering
Winchester

Madelyn Rodriguez
Discharge Planner
Valley Health
Winchester

STAFF SERVICE AWARDS

FIVE YEARS
Jacob Baugher
Renee Hartless
Nicky Lam
Lori Meinhold
Rhonda Sharp
Kimberly Turner

TEN YEARS
Veronica Amato
James Beckman
Ashley Lam
Dianne Nelson
Charles Nesler
Carlton Sampson
Holly Thorne
Erin Williams

FIFTEEN YEARS
Candy Barkley
Melanie Drumheller
Teri Hasley
Karen Rose
Kevin Russell

TWENTY YEARS
Kimberly Breeden
Christina Humphries
Tina Weaver

TWENTY-FIVE YEARS
Teresa Helmick

THIRTY-FIVE YEARS
Kathy Grubbs
Anthony Keyser

Management Team and Staff

EXECUTIVE MANAGEMENT

Aubrey "Mike" Wilkerson
Chief Executive Officer
Administration

Barton Black
President
Administration

Lisa Campbell
Executive Vice President
Chief Financial Officer
Administration

Charles Driest
Executive Vice President
Chief Experience Officer
Administration

Paul Eberly
Executive Vice President
Chief Development Officer
Administration

Melody Emswiler
Executive Vice President
Chief Human Resources Officer
Administration

Kevin Russell
Executive Vice President
President
Mortgage, Title, Financial Services
Administration

Jason Withers
Executive Vice President
Chief Credit Officer
Administration

F&M Bank Employees

SENIOR VICE PRESIDENT

Gregory Berkshire
Dealer Finance Manager
Dealer Finance

Sara Berry
Area Market Manager
Administration

Katherine Preston
Valley Market Executive
Crossroads/Harrisonburg

Jonathan Reimer
Commercial Relationship Manager I
Winchester

Craig Richards
Director of Risk Management
Administration

Karen Rose
Senior Deposit Operations Officer
Deposit Operations

John Sargent
North Valley Market Executive
Winchester

Cynthia Sherman
Senior Loan Operations Officer
Loan Operations

Krista Suter
Finance Director
Administration

Holly Thorne
Director of Marketing
Marketing

Robert Williams
Agricultural & Rural Programs Leader
Crossroads/Harrisonburg

VICE PRESIDENT

Amy Channell
Branch Manager
Broadway

Robyn Good
Treasury Management Officer
Crossroads/Harrisonburg

Kathy Grubbs
Collections Manager
Dealer Finance

Chris Gunter
Consumer Real Estate Loan Specialist
F&M Mortgage

Renee Hartless
Branch Manager
Myers Corner/Staunton

Teri Hasley
Deposit Operations Manager
Deposit Operations

Teresa Helmick
Branch Manager III
Elkton

Calen Jansen
Investments Representative
Investment Services

Jacob Mowry
Marketing Manager
Marketing

Charles Nesler
IT Manager
IT

Erica Sayers
Commercial Relationship Manager
Myers Corner/Staunton

Brooke Zirk
Commercial Relationship Manager I
Crossroads/Harrisonburg

ASSISTANT VICE PRESIDENT

Saul Castaneda
Human Resources Manager
Human Resources

Jason Crum
Branch Manager I
Stuarts Draft

Joey Dove
Branch Manager
Coffman's Corner/Harrisonburg

Jessica Fletcher
Dealer Relationship Manager I
Dealer Finance

Trina George
Branch Manager
Woodstock/Edinburg

Alice Grow
Loan Operations Manager
Loan Operations

Amanda Hensley
New Accounts Coordinator
Deposit Operations

Kristin Jackson
Talent and Development Coordinator
Human Resources

Anthony Keyser
Network Administrator
IT

Ashley Lam
Branch Manager III
Crossroads/Harrisonburg

Brenton Langston
Credit Manager
Credit Administration

Eduardo Santiago Lopez
Branch Manager
Amherst/Winchester

Ashley McClure
Branch Manager II
Bridgewater

Daniel Scott
Commercial Relationship Manager I
Myers Corner/Staunton

Angela Smith
Branch Manager
North Augusta/Staunton

Benjamin Thompson
Commercial Relationship Manager I
Crossroads/Harrisonburg

BANK OFFICER

Candy Barkley
Corporate Secretary
Administration

Robin Layman
Branch Coordinator
Edinburg

Yvette McCoy
Loan Processor II
Loan Operations

Dianne Nelson
Branch Coordinator
Bridgewater

Donna O'Byrne
Investments Representative
Investment Services

Katlyn Robertson
Assistant Branch Manager
Crossroads/Harrisonburg

Breanna Rodgers
Assistant Branch Manager
Coffman's Corner/Harrisonburg

Niki Secrist
BSA Officer
Deposit Operations

Jill Taylor
Operations Supervisor
Deposit Operations

Christy Trail
Branch Coordinator
Woodstock

STAFF

Kelly Alger
Business Relationship Specialist II
Crossroads/Harrisonburg

Trey Alger
Lead Branch Specialist
Broadway

Deonta Allen-Wright
Branch Specialist
Coffman's Corner/Harrisonburg

Debbie Baker
Branch Specialist
Timberville

Jaezlyn Baker
Branch Specialist
Woodstock

Jacob Baugher
Facilities Assistant
Facilities

Cathy Beam
Accounting Specialist II
Administration

James Beckman
Courier
Administration

Katrina Bowman
Operations Specialist I
Deposit Operations

Kimberly Breeden
Business Relationship Specialist
Crossroads/Harrisonburg

Tara Byers
Lead Branch Specialist
Crossroads/Harrisonburg

Kristina Callender
Lead Branch Specialist
Waynesboro

Glenda Campbell
Branch Specialist
Stuarts Draft

Samuel Alvarez Ceballos
Credit Analyst
Credit Administration

Jessica Chandler
Deposit Operations Specialist
Deposit Operations

Rachel Dale
Credit Analyst
Credit Administration

Jill Davis
Branch Coordinator
Stuarts Draft

Michael Deeds
Courier
Administration

Destiney Dellinger
Operations Specialist
Deposit Operations

April Diaz
Branch Specialist
Crossroads/Harrisonburg

Maddy Drake
Branch Specialist
Edinburg

Cathy Duncan
Assistant Branch Manager
Broadway

Sandra Espinal
Branch Specialist
Broadway

Christian Everidge
Business Relationship Specialist
Myers Corner/Staunton

Desma Flagle
Head Teller
Edinburg

Lori Flick
Senior Loan Processor
Loan Operations

Doris Funk
Branch Specialist
Timberville

Melissa Funkhouser
Operations Specialist I
Deposit Operations

Judy Getz
Operations Specialist III
Deposit Operations

Mason Gilmer
Branch Coordinator
Myers Corner/Staunton

Mary Gira
Teller II
Crossroads/Harrisonburg

Felicia Goode
Lending Processor
Dealer Finance

Ashley Griffith
Senior Teller
Elkton

Jessica Guyer
BSA Support Specialist I
Deposit Operations

Saera Harlow
Branch Specialist
Stuarts Draft

Shelby Harper
Lead Branch Specialist
North Augusta/Staunton

Hannah Sweeney
Assistant Branch Manager
Timberville

Dennis Hohenstein
Courier
Administration

Christina Humphries
Teller II
Bridgewater

Bimansha "Beam" Huseni
Teller
Bridgewater

Aaron Johns
Branch Specialist
Waynesboro

Kaley Kyger
Credit Analyst
Credit Administration

Rebecca "Nicky" Lam
Administrative Assistant
Dealer Finance

Taylore Life
Branch Specialist
Elkton

Liliya "Lily" Mazur
Accounting Specialist
Finance

Eva Meadows
Branch Specialist
Bridgewater

Kiara Mendez
Branch Specialist
Amherst/Winchester

Robin Miller
Loan Operations Assistant
Loan Operations

Maria Cortes Miramontes
Branch Specialist
Amherst/Winchester

Sarah Osborn
Branch Specialist
Myers Corner/Staunton

Tonja Painter
Cash Management II
Coffman's Corner/Harrisonburg

Bri Perez
Lead Branch Specialist
Amherst/Winchester

Gail Pryde
Business Relationship Specialist II
Winchester

Donna Randolph
Operations Specialist III
Deposit Operations

Eddie Reid
Courier
Administration

Carla Rhodes
Lead Branch Specialist
Coffman's Corner/Harrisonburg

Ashley Riggleman
IRA Coordinator
Deposit Operations

Teresa Ritchie
Head Teller
Timberville

Justina Rutherford
Collections Manager
Credit Administration

Carlton Sampson
Courier
Administration

Alma Azpeitia Santiago
Branch Specialist
Crossroads/Harrisonburg

Robert "Bob" Scott
Courier
Administration

Matthew Sengul
Lender I
Dealer Finance

Hayley Sfarnas
Branch Specialist
Woodstock

Rhonda Sharp
Loan Processor II
Loan Operations

Jenny Shifflett
Assistant Branch Manager
Elkton

Jessica Shifflett
Branch Specialist
Elkton

Terri Shiflett
Branch Specialist
Edinburg

Allison Sicheri
Branch Specialist
North Augusta/Staunton

Samantha Siever
Customer Service Coordinator
Deposit Operations

Amy Silvious
Branch Specialist
Broadway

Torie Smallwood
Lead Branch Specialist
Woodstock

Berlin Smith
Custodian
Broadway

Dana Smith
Lead Branch Specialist
Elkton

Jessica Smith
Lead Branch Specialist
Bridgewater

Kathryn Smith
Custodian
Broadway

Maura Stief
Branch Specialist
Bridgewater

Isaac Stroupe
Branch Specialist
Timberville

Jason Taylor
Facilities Assistant
Facilities

Lisa Taylor
Branch Specialist
Broadway

Kimberly Turner
Lending Processor
Dealer Finance

Cindy Ware
Courier
Administration

Tina Weaver
Business Relationship Specialist II
Timberville

Scott Williams
Courier
Administration

Lynette Wine
Operations Specialist IV
Deposit Operations

Fallon Wright
Retail Loan Administrator
Credit Administration

F&M Mortgage Employees

SENIOR VICE PRESIDENT

Terri Bradley
Operations
Mortgage Operations

STAFF

Gervasio Amato
Loan Partner
Production

Veronica Amato
Senior Mortgage Advisor
Production

Jordan Branner
Mortgage Advisor
Production

Ashley Brown
Mortgage Advisor Assistant
Production

Allicyn Buracker
Senior Mortgage Advisor
Production

Dianna Clemmer
Branch Manager
Operations

John Coffman
Construction Department Specialist
Operations

Lauren Collins
Compliance Set Up/Office Administration
Operations

Melanie Drumheller
Mortgage Underwriter
Operations

Tina Eppard
Post Closer
Operations

Wendy Guzman
Loan Processor
Operations

Jonathan Ischinger
Senior Mortgage Advisor
Production

Linda Labbe
Junior Underwriter
Operations

Tina Lantz
Mortgage Advisor
Production

Jessica Luce
Loan Processor
Operations

Diane Oswald
Administrative Assistant
Administration

Cynthia Rice
Mortgage Underwriter
Operations

Monica Shifflett
Mortgage Closer
Operations

Tonja Showalter
Senior Mortgage Advisor
Production

Dave Sweeney
Mortgage Advisor
Production

Patrick Wade
Mortgage Underwriter
Operations

VS Title Employees

SENIOR VICE PRESIDENT

Darreld "Dale" Shoop
President
Harrisonburg

STAFF

Michele Carter
Administrative Assistant
Harrisonburg

Darlene Cowart
Closing Agent
Harrisonburg

Devan Deeds
Title Examiner
Harrisonburg

Mari Gambino
Closing Agent
Harrisonburg

L.A. Hollen
Title Examiner
Harrisonburg

Gretchen Mages
Post Closing
Charlottesville

Karen McIntyre
Title Insurance Agent
Harrisonburg

Andy McLynch
Closing Agent
Charlottesville

Mary Morris
Title Insurance Agent
Harrisonburg

Joseph Terrana
Branch Manager
Charlottesville

Jeanie Turner
Title Insurance Agent
Harrisonburg

Erin Williams
Lead Closing Agent
Harrisonburg



F&M Bank Corp.

P.O. Box 1111
Timberville, VA 22853

fmbankva.com